BTIG, LLC
65 E. 55th Street
New York, NY 10022

February 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan, Mary Beth Breslin

Re:	Archimedes Tech SPAC Partners II Co. Registration Statement on Form S-1 Initially Filed October 30, 2024 File No. 333-282885

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Archimedes Tech SPAC Partners II Co. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. New York time on February 10, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 50 copies of the Preliminary Prospectus dated February 5, 2025 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours, BTIG, LLC

By:	/s/ Paul Wood
Name: Paul Wood Title: Managing Director

[Signature Page to Acceleration Request Letter]